Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation Of Ratios Of Earnings To Fixed Charges
($ in millions except ratio data)

	Three Months
	Ended
	March	Years Ended December 31,
	31, 2006	2005	2004	2003	2002	2001
Income from Continuing Operations
Before Taxes	$1,970.4	$7,363.9	$7,974.5	$9,051.6	$9,651.7	$9,948.1

Add (Subtract):
One-third of rents	16.5	68.2	71.9	75.6	67.2	64.2
Interest expense, gross	98.2	385.5	293.7	350.9	390.6	463.7
Interest capitalized, net of amortization	8.2	(1.0)	(21.3)	(30.1)	(36.9)	(66.1)
Equity (income) loss from affiliates, net of distributions	(29.9)	(615.9)	(421.2)	79.2	(156.1)	(113.7)
Preferred stock dividends, net of tax	29.6	120.0	151.0	150.9	164.3	199.6

Earnings from Continuing Operations	$2,093.0	$7,320.7	$8,048.6	$9,678.1	$10,080.8	$10,495.8

One-third of rents	$16.5	$68.2	$71.9	$75.6	$67.2	$64.2
Interest expense, gross	98.2	385.5	293.7	350.9	390.6	463.7
Preferred stock dividends	39.3	166.7	207.1	215.6	234.7	285.1

Fixed Charges from Continuing Operations	$154.0	$620.4	$572.7	$642.1	$692.5	$813.0

Ratio of Earnings to Fixed Charges from Continuing Operations	14	12	14	15	15	13

For purposes of computing these ratios, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity (income) loss from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies.